Exhibit 3.3

Amended December 31, 2013

Amended and Restated Articles of Incorporation

of

Chevron U.S.A. Inc.

FIRST: The name of the corporation is Chevron U.S.A. Inc.

SECOND: The current registered office of the corporation is c/o Corporation Service Company, Dauphin County.

THIRD: The corporation was incorporated under the Act of April 29, 1874, as amended, and exists under the Business Corporation Law of 1988, as amended.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 2,000 shares, of which 1,000 shares will initially be common shares without par value. Holders of common shares (other than shares owned directly or indirectly by the corporation) shall be entitled to receive such dividends or distributions as are lawfully declared on the shares; to have notice of any authorized meeting of shareholders; and to one vote for each share on all matters which are properly submitted to a vote of the shareholders. The board of directors of the corporation shall have the full authority permitted by law to classify the authorized shares into one or more classes and into series within any class and to determine the designation and number of shares of each class or series (within the total number of shares authorized by these articles), and to fix by resolution full, limited, multiple or fractional, or no voting rights, and such preferences, limitations and special rights, if any, of shares of any class or series.

FIFTH: The business of the corporation shall be conducted through one or more divisions, each of which may conduct its separate business under its own fictitious name. The names of the divisions, the businesses in which they may engage, and the assets of the corporation which they will manage will be set forth in the by-laws of the corporation, as amended from time to time. The by-laws may be amended by the shareholders of the corporation and, to the extent permitted by law, by the board of directors of the corporation. Except as expressly set forth herein or in the by-laws of the corporation, the officers of each division shall be solely responsible for directing the management of the affairs of the division. The board of directors of the corporation annually shall elect the officers of the corporation and its divisions. All officers shall have such authority and duties as may be set forth in the by-laws of the corporation or a resolution adopted by the board of directors of the corporation. The board of directors of the corporation shall elect the president of the corporation and the board of directors or the president of the corporation may appoint other designated officers for the corporation and its divisions as vacancies may arise. All officers shall have such authority and duties as may be set forth in the by-laws of the corporation or a resolution adopted by the board of directors of the corporation.

SIXTH: The shareholders of the corporation shall elect a board of directors of the corporation. The following actions shall require the approval of the board of directors and the shareholders of the corporation: (i) the issuance or repurchase of any securities of the corporation, other than promissory notes or other instruments of indebtedness entered into in the ordinary course of business of a division and which do not involve a mortgage, pledge, grant of a security interest or dedication of property to the repayment of indebtedness other than property under the management of the division; (ii) the adoption of any amendment to the articles of incorporation of the corporation or any plan of merger, consolidation, division, conversion or voluntary dissolution of the corporation; or (iii) any matter required by law or the by-laws of the corporation to be submitted by the board of directors to the shareholders for approval.